Exhibit 99.2

Avricore Health Inc.

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 16, 2021.

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of Avricore Health Inc. (the "Company" or "AVRICORE") will be held at Suite 700-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5 on Friday, April 16, 2021 at 11:00 a.m.  (Vancouver time) for the following purposes:

1.to receive the audited financial statements of the Company for the financial year ended December 31, 2019, together with the auditor’s report thereon;

2.to fix the number of directors at six (6);

3.to elect directors of the Company for the ensuing year;

4.to appoint Manning Elliot LLP, Chartered Professional Accountants, as the Company’s auditors for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

5.to consider and, if deemed advisable, to pass, an ordinary resolution to re-approve the Company's stock option plan (the "Stock Option Plan"), as more fully described in the accompanying management information circular dated March 12, 2021 (the "Information Circular"); and

6.to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular. In light of the ongoing public health concerns related to COVID-19 and in order to comply with the measures imposed by the federal and provincial governments, the Corporation is encouraging shareholders and others not to attend the meeting in person. The Corporation is offering its shareholders the option to listen and participate (but not vote) at the Meeting in real time by Google Meet or by Zoom Meeting at the following coordinates:

Join with Google Meet

meet.google.com/tyu-fqob-hys

Dial 1-(647)734-4232 (PIN: 250300902)

Join Zoom Meeting

https://us02web.zoom.us/j/89790741477?pwd=N2w4UFMxS1ZtejRWY2EraVlla0dyQT09

Dial 1-(647)374-4685

Meeting ID: 897 9074 1477

Passcode: 624306

Shareholders of the Company of record at the close of business on March 12, 2021, will be entitled to receive notice of and vote at the Meeting. Shareholders of the Company who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy indicating your voting instructions. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., Attention: Proxy Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, not less than 48 hours (excluding

Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. Alternatively, a proxy may be voted over the internet at www.investorvote.com, by facsimile within North America toll-free at 1-866-249-7775, or outside North America at 1-416-263-9524, or by telephone within North America toll-free at 1-866-732-8683, or outside North America at 1-312-588-4290. If you are not a registered shareholder of the Company, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 12th day of March 2021.

BY ORDER OF THE BOARD OF DIRECTORS:

“David Hall”

_____________________________________
David Hall, Chairman of the Board of Directors

Registered shareholders of the Company unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope or to vote by telephone or facsimile or using the internet in accordance with the instructions on the form of proxy. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.